[Chapman and Cutler LLP Letterhead]

September 21, 2023

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 14, 2023 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Premium Income 15 Barrier ETF – Quarterly, Innovator Premium Income 9 Buffer ETF – October, Innovator Premium Income 15 Buffer ETF – October, Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly and Innovator U.S. Equity 10 Buffer ETF – Quarterly (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

As previously discussed with the Staff in a telephone conversation on August 16, 2023, the Trust amended the precedent Fund for each Fund’s selective review request (each, a “Precedent Fund”). Please supplementally provide the accession number, date of filing, date of effectiveness for each Fund and its Precedent Fund.

Response to Comment 1

The Trust confirms that the Precedent Fund identified in the Trust’s amended selective review request, as filed with the Staff on August 16, 2023, is materially identical to each respective Fund, except for each Fund’s Outcome Period and applicable Cap, Defined Distribution Rate, Buffer or Barrier. The Trust considers each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Premium Income 15 Barrier ETF – Quarterly Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 985 Accession No.: 0001437749-23-019954	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981 Accession No.: 0001437749-23-019070
Innovator Premium Income 9 Buffer ETF – October Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 986 Accession No.: 0001437749-23-019955	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981 Accession No.: 0001437749-23-019070
Innovator Premium Income 15 Buffer ETF – October Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 987 Accession No.: 0001437749-23-019956	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981 Accession No.: 0001437749-23-019070
Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 988 Accession No.: 0001437749-23-019957	Innovator U.S. Equity Buffer ETF – August Filing date: March 1, 2023 Post-Effective Amendment No. under 1933 Act: 920 Accession No.: 0001437749-23-004980
Innovator U.S. Equity 10 Buffer ETF – Quarterly Filing date: July 14, 2023 Post-Effective Amendment No. under 1933 Act: 989 Accession No.: 0001437749-23-019958	Innovator U.S. Equity Buffer ETF – August Filing date: March 1, 2023 Post-Effective Amendment No. under 1933 Act: 920 Accession No.: 0001437749-23-004980

For the Innovator Premium Income 15 Barrier ETF – Quarterly, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the start of the outcome period from July to October (and to change the annual reset to a quarterly reset) and to update the applicable defined distribution rate and barrier level.

For the Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the start of the outcome period from July to October, to modify the protection from a barrier to a buffer, and update the applicable defined distribution rate.

For the Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly and Innovator U.S. Equity 10 Buffer ETF – Quarterly, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the outcome period from an annual reset to a quarterly reset and to update the applicable cap and buffer.

Comment 2 – Fee Table

Please supplementally explain to the Staff why the management fee is blank. The Staff notes the Funds have the same unitary fee structure as existing versions of the Funds. The existing versions of the Funds currently disclose a unitary management fee of 0.79%. Please confirm the unitary management fee will be disclosed and that if the Funds should adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Response to Comment 2

The Trust confirms that each Fund will have a unitary management fee of 0.79%. The fee table for each Fund will be completed in each Fund’s next post-effective amendment filing to its Registration Statement and has been replicated in Exhibit A this comment response letter. The Trust confirms the Funds currently have no plan to adopt a Rule 12b-1 Plan.

Comment 3 – Principal Investment Strategies

The Staff notes the disclosure states, “If at the conclusion of the Outcome Period the market value of the U.S. Equity Index has decreased in comparison to the market value of the U.S. Equity Index at the beginning of the Outcome Period in an amount that is greater than the Barrier but less than or equal to 16%, the Fund will be subject to U.S. Equity Index losses ranging from 0% to 16% proportionate to U.S. Equity Index losses from 15% to 16% (the “Initial Breach Losses”).” Please consider revising the term “proportionate,” as the Staff believes it is misleading. Please provide a more accurate way to explain actual losses in plain English so a reasonable investor may understand.

Response to Comment 3

In accordance with the Staff’s comment, the “Initial Breach Losses” concept has been revised throughout the prospectus. In particular, the above-referenced disclosure has been revised as follows:

●

If at the conclusion of the Outcome Period the market value of the U.S. Equity Index has decreased in comparison to the market value of the U.S. Equity Index at the beginning of the Outcome Period in an amount that is greater than the Barrier (15%) but less than or equal to 16%, the Fund will be subject to U.S. Equity Index losses on an initial accelerated basis from 0% to 16%, which will correspond to the U.S. Equity Index losses from 15% to 16% (the “Initial Breach Losses”).

●

If at the conclusion of the Outcome Period the market value of the U.S. Equity Index decreases in comparison to the market value of the U.S. Equity Index at the beginning of the Outcome Period in an amount that is greater than 16%, the Fund will be subject to the full extent of U.S. Equity Index losses on a one-to-one basis (the “Full Breach Losses”). See “Principal Investment Strategies — The Barrier — Full Breach Losses.”

Comment 4 – Principal Investment Strategies

In the “Fund Holdings” chart, with respect to the “Put Spread FLEX Option Contracts on U.S. Equity Index” row and “Investment Function” column, please provide the range of notional for these spreads versus the investor’s investment to indicate the degree of gearing for these put spreads over market movements from 85% to 84%. This should be in contrast to the “one-to-one downside exposure” language for the sold put options.

Response to Comment 4

The Trust believes adding disclosure related to “gearing” will add a level of unnecessary complication to the “Fund Holdings” chart when it is meant to be a summary for investor comprehension. The Trust notes that the bullet points below the “Fund Holdings” chart accurately describes the details of the put spread FLEX Option contracts on the U.S. Equity Index. Nevertheless, the Trust has revised the disclosure to clarify that the Initial Breach Losses are those losses ranging from 0% to 16% on an initial accelerated basis which will correspond to the U.S. Equity Index losses from 15% to 16%. The disclosure immediately following the “Fund Holdings” chart has been revised as follows:

The Sub-Adviser seeks to specifically select the strike price for each FLEX Option contract held by the Fund such that if the FLEX Options were exercised on the expiration date (the final day of the Outcome Period), the Fund’s portfolio would provide a 15% Barrier with losses experienced by the Fund beginning at 15% of losses on an initial accelerated basis and experienced to the full extent of the U.S. Equity Index losses on a one-to-one basis starting at 16% of losses. The Fund’s portfolio holdings are as detailed below:

●

A sold put FLEX Option with a strike price at 85% of the value of the U.S. Equity Index at the commencement of the Outcome Period. The sold put FLEX Option provides one-to-one downside for all losses that exceed the strike price. In exchange for selling the put FLEX Option, the Fund will receive a premium that will be invested in the U.S. Treasuries and be part of the Defined Distribution Rate.

●

A “put option spread” strategy which uses a package of 15 purchased and sold put FLEX Options that reference the U.S. Equity Index. The Fund will sell put FLEX Options with a strike price of approximately 85% of the price of the U.S. Equity Index at the commencement of each Outcome Period. The Fund will simultaneously purchase the same number of put FLEX Options with a strike price of approximately 84% of the price of the U.S. Equity Index at the commencement of each Outcome Period. The 15 purchased put options with a 1% spread results in the Barrier, Initial Breach Losses and Full Breach Losses, as applicable. Specifically, the 1% spread for each of the 15 put options subjects the Fund to U.S. Equity Index losses at the conclusion of the Outcome Period on an initial accelerated basis from 0% to 16% which will correspond to the U.S. Equity Index losses from 15% to 16% at the conclusion of the Outcome Period. The 15 sold put options expose the Fund to the extent of U.S. Equity Index Losses exceed 16% on a one-to-one basis at the conclusion of the Outcome Period. The Fund invests the net premiums generated from the purchased and sold put FLEX Options in U.S. Treasuries to be included as part of the Defined Distribution Rate.

●

The Fund uses proceeds from the sale of Shares to purchase U.S. Treasuries that mature at the end of the Outcome Period. The Fund receives premiums from its FLEX Options positions and invests the proceeds in U.S. Treasuries with maturities that align with the Distribution Dates. The U.S. Treasuries are entitled to an interest rate, which when added to the premiums received for selling FLEX Options, produce the Defined Distribution Rate. The Defined Distribution Rate is distributed to shareholders in Defined Distributions.

Comment 5 – Principal Risks

The Staff notes the “Barrier Risk” states, “Further, while the Fund seeks to provide Initial Breach Losses at a graduated rate if the U.S. Equity Index experiences losses of between 15-16% and Full Breach Losses thereafter, such returns are not guaranteed, and if the FLEX Options fail to perform as expected, an investor could experience additional losses.” Please better clarify what “graduated” means in plain English.

Response to Comment 5

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Further, while the Fund subjects shareholders to Initial Breach Losses on an accelerated basis from 0% to 16% if the U.S. Equity Index experiences losses of between 15 to 16% and Full Breach Losses thereafter, such returns are not guaranteed, and if the FLEX Options fail to perform as expected, an investor could experience additional losses.

Comment 6 – Principal Risks

The Staff notes each Fund discusses Rule 18f-4 in a generalized manner in the Option Contracts Risk. Please revise the disclosure throughout the prospectus and statement of additional information to indicate what each Fund has done to comply with Rule 18f-4.

Response to Comment 6

The Trust refers the Staff to the “Option Contracts Risk” disclosure, which describes the requirements for complying with Rule 18f-4. In accordance with the Staff’s comment, the Trust has revised the Option Contracts Risk as follows:

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, changes in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. There may at times be an imperfect correlation between the movement in values option contracts and the reference asset, and there may at times not be a liquid secondary market for certain option contracts. The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 under the 1940 Act (“Rule 18f-4”) in its usage of FLEX Options. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to deliver the sought-after Outcomes.

Additionally, the Trust believes the disclosure in each Fund’s statement of additional information adequately describes the requirements to comply with Rule 18f-4 and each Fund states it will comply with the requirements of Rule 18f-4.

Comment 7 – Principal Risks

For the Funds with a quarterly Outcome Period, please add a concept that annualized losses could exceed losses from the respective U.S. Equity Index if net assets are reinvested on a quarterly basis.

Response to Comment 7

In accordance with the Staff’s comment, the “Outcome Period Risk” has been revised as follows:

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes if Shares are held for the entirety of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to provide. In addition, because the Fund is designed to achieve Outcomes that change for each three-month Outcome Period, the Outcomes that are achieved by the Fund for a three-month Outcome Period will be different than the Outcomes achieved by the Fund over multiple Outcome Periods, or on an annualized basis. Similarly, investors holding Shares over multiple Outcome Periods will experience different investment results than holding a fund that has a longer Outcome Period (e.g., one year) and any losses for such holders could exceed the performance for a fund with a longer Outcome Period.

Comment 8 – Additional Information About the Fund’s Principal Investment Strategies

With respect to the “Fund Return Profile” graph, if accurate, please move the -15% Barrier dotted line to the right so that it crosses the horizontal Defined Distribution Rate line. Additionally, please consider revising “Initial Breach Losses” and “Full Breach Losses” to state what these refer to.

Response to Comment 8

The graphic has been revised in accordance with the Staff’s comment. With respect to the “Initial Breach Losses” and “Full Breach Losses,” these are previously defined terms, and as such, the Trust believes the terms should not be revised for the visual. However, a footnote for each term has been added to the graphic which states:

* The Initial Breach Losses subject the Fund to U.S. Equity Index losses on an initial accelerated basis from 0% to 16% which will correspond to the U.S. Equity Index losses from 15% to 16%. The Full Breach Losses expose the Fund to one-to-one losses to the extent U.S. Equity Index Losses exceed 16%.

Comment 9 – Additional Information About the Fund’s Principal Investment Strategies

Please confirm supplementally that the Funds will use the market value of derivatives for purposes of complying with Rule 35d-1 under the 1940 Act.

Response to Comment 9

Each Fund confirms it will use the market value of its derivatives for purposes of complying with Rule 35d-1 under the 1940 Act.

Comment 10 – Investments by Other Investment Companies

Please revise the section header “Investments by Other Investment Companies” to “Investments in Other Investment Companies.”

Response to Comment 10

The disclosure has been revised in accordance with the Staff’s comment.

Comment 11 – Exhibits

The Staff notes pursuant to Rule 12d1-4, executed “Fund of Funds Investment Agreements” between acquiring funds and all unaffiliated acquired funds must be filed as an exhibit to the Registration Statement. Under Rule 12d1-4, the Commission has deemed these agreements to be material contracts. Please file the agreements as an exhibit or supplementally explain why the exhibit is not necessary.

Response to Comment 11

The Trust confirms the Funds will not invest in other investment companies in excess of 1940 Act limits in reliance on Sections 12(d)(1) of the 1940 Act. Therefore, the Trust will not file executed Fund of Funds Investment Agreements, as they are not applicable to the Funds.

Comment 12 – Statement of Additional Information

The Staff notes each Fund’s fundamental investment restrictions #7 states, “Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of identified industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will concentrate to approximately the same extent as the Underlying ETF concentrates in the securities of a particular industry or group of identified industries. To the extent the Fund invests in the securities of other investment companies, it will consider the concentrations of those underlying investment companies in determining compliance with its own concentration restrictions.”

The Staff notes a fund’s concentration policy may not give the fund the freedom of action to concentrate in a particular industry or group of industries. Freedom of action to concentrate or not concentrate (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies) pursuant to management investment discretion without shareholder approval has been considered by Section 8(b)(1) and Section 13(a)(3) of the 1940 Act. The Staff asks each Fund to specify these identified industries.

Response to Comment 12

Each Fund notes the term “identified” has been removed from the Fund’s fundamental investment restrictions #7.

Comment 13 – General

The Staff notes that comments for the Innovator Premium Income 9 Buffer ETF – October also apply to the Innovator Premium Income 15 Buffer ETF – October. Please supplementally clarify the differences with respect to the Buffer ETFs and the Barrier ETFs.

Response to Comment 13

The Trust notes that the only differences between the Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October and Innovator’s Premium Income Barrier ETFs are as follows:

●	The Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October has each changed its name to reflect the use of a “Buffer” instead of a “Barrier.”

●

The Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October has each updated its Outcome Period to reflect an October start date (i.e., the Outcome Period will be from October 1, 2023 through September 30, 2024). This one-year Outcome Period is the same as the “Barrier” ETFs, except that the starting month has been updated. The Outcome Period for the Innovator Premium Income 15 Barrier ETF – Quarterly will be October 1, 2023 through December 31, 2023 since the Fund has a three-month (or quarterly) Outcome Period.

●

The reference asset for the Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October is the SPDR® S&P 500® ETF Trust, an underlying ETF. The reference asset for the Innovator Premium Income 15 Barrier ETF – Quarterly is the S&P 500® Index, an underlying index.

●

The distribution frequency for the Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October is monthly. The distribution frequency for the Innovator Premium Income 15 Barrier ETF – Quarterly is quarterly.

●

The Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October each have a downside protection feature of a Buffer, instead of a Barrier. Innovator is expanding its “Premium Income” ETFs to provide investors with the protection of a buffered product with an income component.

o

A “Buffer” is a measure of protection from loss that is only operative against the first set percentage of reference asset (e.g. S&P 500) losses for the Outcome Period. After the reference asset has decreased by more than the set percentage, the Fund will experience all subsequent losses on a one-to-one basis.

o

In contrast, for a “Barrier” that is based upon the performance of a reference asset over the duration of each Outcome Period, shareholders are not expected to experience losses over the course of an Outcome Period if the market value of the reference asset decreases by less than the Barrier percentage, calculated from the commencement of the Outcome Period to the final day of the Outcome Period. However, shareholders will be subject to the entire one-to-one downside of the reference asset performance calculated from the commencement of the Outcome Period to the final day of the Outcome Period if, at the conclusion of the Outcome Period, the reference asset has breached the Barrier.

●

The Innovator Premium Income 9 Buffer ETF – October and Innovator Premium Income 15 Buffer ETF – October holdings will be in U.S. Treasuries and sold put FLEX Option contracts on the Underlying ETF. These holdings provide the Defined Distribution Rate and Buffer, respectively. Whereas, the Innovator Premium Income 15 Barrier ETF – Quarterly includes holdings in U.S. Treasuries, sold put FLEX Option contract on the U.S. Equity Index, put spread FLEX Option contracts on the U.S. Equity Index. These holdings provide the Defined Distribution Rate and Full Breach Loss and Initial Breach Loss concepts, respectively.

Comment 14 – General

Please supplementally explain to the Staff how each Fund’s monthly distribution frequency is connected to its annualized payment rate (or its Defined Distribution Rate).

Response to Comment 14

The “Defined Distribution Rate” is an annualized payment rate based upon the Fund’s net asset value at the commencement of the Outcome Period, which is the percentage of Defined Distributions per Share over the Outcome Period. The Fund makes these Defined Distributions to shareholders of record monthly.

Comment 15 – General

The Staff notes the disclosure states, “The Fund expects to also purchase U.S. Treasuries that align with the monthly Distribution Dates for the effective management of the Fund’s portfolio and Defined Distributions…” Please remove anticipatory language “expects to” if the Fund knows what its investments will be.

Response to Comment 15

The disclosure has been revised in accordance with the Staff’s comment.

Comment 16 – General

The Staff notes that comments for the Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly also apply to the Innovator U.S. Equity 10 Buffer ETF – Quarterly. On the second bullet on the cover page, please consider using “at the conclusion” instead of “over the duration.”

Response to Comment 16

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund’s strategy has been specifically designed to produce the Outcomes based upon the performance of the Underlying ETF’s share price (or its “price return”) at the conclusion of the Outcome Period.

Comment 17 – General

Please confirm that each Fund will file an amended Registration Statement disclosing the final Cap within two days of the Registration Statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Cap. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 17

The Trust notes that the filing process for each Fund is the same. Pursuant to Rule 485(a) of the 1933 Act, the Registration Statement for each Fund is set to go automatically effective on September 30, 2023. Prior to the effectiveness of the Registration Statement, the Fund will file an amended registration statement that discloses the Fund’s expected Cap ranges on September 22, 2023, scheduled to go effective on September 27, 2023 to comply with the Staff’s request that the Fund will not go effective more than two business days prior to the expected final Cap filing. The Fund notes that the Fund’s Cap is not available until the market closes on the day prior to the Fund’s launch, September 29, 2023. Accordingly, consistent with the Prior Innovator Funds, the Fund intends to file an amended Registration Statement disclosing the Fund’s Cap after 5:30 pm E.S.T. on September 29, 2023. The Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

Comment 18 – General

In supplemental correspondence to the Staff, confirm how each Fund will disclose its Cap reset at the conclusion of each Outcome Period.

Response to Comment 18

Each Fund will disclose the Cap reset at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses the Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, the Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Cap/dates associated with the previous Outcome Period with the Cap/dates associated with the new Outcome Period. Correspondingly, the Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 19 – General

The Staff notes the stickers filed to announce Cap ranges do not include disclosure that the actual Cap might be higher or lower than the anticipated Cap and that a supplement will be filed with the final Cap on a specified date. Please clarify this information in the Trust’s Cap range sticker filings.

Response to Comment 19

The Trust confirms that on a prospective basis, the Cap range sticker will include the Staff’s above-referenced disclosure.

Comment 20 – Principal Investment Strategies

Please describe the relationship between the Cap, Buffer and the Fund’s net asset value on the first day of the Outcome Period and to the Fund’s net asset value throughout the Outcome Period. The Staff notes the disclosure is in Item 4, but this information should also be summarized in the bullet points on the cover page.

Response to Comment 20

In accordance with the Staff’s comment, the following disclosure has been added to the cover page:

The Outcomes sought by the Fund are based upon the Fund’s NAV at the outset of the Outcome Period. The Outcome Period begins on the day the FLEX Options are entered into and ends on the day they expire. Each FLEX Option’s value is ultimately derived from the performance of the Underlying ETF’s share price during that time. Because the terms of the FLEX Options do not change, the Cap and Buffer both relate to the Fund’s NAV on the first day of the Outcome Period.

Comment 21 – Principal Investment Strategies

In the graphic on page 3 (the “Underlying ETF Return” graphic) for the Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly, please revise “Targeted 10% Buffer” to “Targeted -5% to -15% Buffer” to make clear that investors do not get a Buffer for the first 10% of Underlying ETF losses.

Response to Comment 21

The disclosure has been revised in accordance with the Staff’s comment.

Comment 22 – Principal Investment Strategies

The Staff notes the disclosure states, “Separately, the Fund is designed to deliver on its investment objective to provide returns that are buffered by up to 15% if the Underlying ETF’s share price experiences a loss of greater than 5% during the course of the Outcome Period through its put option contracts.” Please consider starting a new paragraph with this sentence.

Response to Comment 22

The disclosure has been revised in accordance with the Staff’s comment.

Comment 23 – Principal Investment Strategies

The Staff notes the disclosure states, “Lastly, if the Underlying ETF’s share price has decreased in value by greater than 15% over the course of the Outcome Period, the Fund seeks to provide a loss that is 15% less than the loss experienced by the Underlying ETF.” Please change the second 15% to 10% since that is the Buffer.

Response to Comment 23

The disclosure has been revised in accordance with the Staff’s comment.

Comment 24 – Principal Investment Strategies

Please consider making the section entitled “The Outcome Period” more prominent by moving up in Item 4.

Response to Comment 24

The Trust believes the disclosure, as currently presented, is the best way to present the information for a reasonable investor to understand. The Principal Investment Strategies section is designed in a way to provide investors with an introduction and general description of the Fund’s strategy, followed by a more detailed explanation of how the use of FLEX Options produce the Outcomes sought by the Fund. Then, the discussion transitions into the importance of the Outcome Period and the connection between the Outcomes and the Fund’s net asset value. Additionally, the placement of “The Outcome Period” section aligns with the Trust’s other Defined Outcome suite of products.

Comment 25 – Principal Investment Strategies

The Staff notes the disclosure states, “Taken together, this means that at the midpoint of an Outcome Period, if the Underlying ETF’s share price has decreased by the amount of the Buffer, the Fund’s NAV can be expected to have decreased in value (because the Buffer is not yet in full effect), but by an amount less than the Buffer (because the Fund’s NAV will not correlate one-to-one with the Underlying ETF and the Fund’s NAV tends not to participate fully in either Underlying ETF gains or losses).” Please revise this sentence to clarify the disclosure in plain English so a reasonable investor may understand.

Response to Comment 25

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Taken together, this means that at the midpoint of an Outcome Period, if the Underlying ETF’s share price has decreased by an amount less than the Buffer, the Fund’s NAV can also be expected to have decreased in value because the Buffer is not yet in full effect. The Fund’s NAV may decrease to a lesser extent experienced by the Underlying ETF because the Fund’s NAV will not correlate one-to-one with the Underlying ETF (i.e., the Fund’s NAV tends not to participate fully in either Underlying ETF gains or losses).

Comment 26 – Principal Investment Strategies

The Staff notes the disclosure states, “While the Fund seeks to limit losses to 90% for shareholders who hold Shares for the entire Outcome Period, there is no guarantee it will successfully do so.” Please confirm if this mention of 90% is accurate.

Response to Comment 26

In accordance with the Staff’s comment, the disclosure has been revised as follows:

While the Fund seeks to limit losses from -5% to -15% for shareholders who hold Shares for the entire Outcome Period, there is no guarantee it will successfully do so.

Comment 27 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the disclosure states, “The Fund pursues a relatively defensive approach to capital appreciation by combining exposure to the U.S. equity market with the potential for substantial downside investment protection.” Please remove this sentence as it is not applicable to the Fund.

Response to Comment 27

The above-referenced disclosure has been removed from the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252